August 22, 2024

Michael Bender
Chief Financial Officer
Pacific Oak Strategic Opportunity REIT, Inc.
11766 Wilshire Blvd.
Suite 1670
Los Angeles, CA 90025

       Re: Pacific Oak Strategic Opportunity REIT, Inc.
           Form 10-K for the Fiscal Year Ending December 31, 2023
           Filed April 1, 2024
           File No. 000-54382
Dear Michael Bender:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction